

October 8, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of ESS Tech, Inc., under the Exchange Act of 1934:

- Common Stock, $0.0001 par value per share

- Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50

Sincerely,